UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☑

On April 30, 2026, Emera Incorporated (the “Company”) issued a notice of redemption (the “Notice of Redemption”) for all $1,200,000,000.00 of its remaining outstanding 6.75% Fixed-to-Floating Subordinated Notes — Series 2016-A due 2076 (the “Notes”). As set forth in the Notice of Redemption, the redemption date is June 15, 2026 (the “Redemption Date”), and the redemption price for the Notes is 100% of the principal amount of the Notes thereof, together with accrued and unpaid interest to, but excluding, the Redemption Date. Payment of the redemption price and surrender of the Notes for redemption will be made through the facilities of the Depository Trust Company in accordance with the applicable procedures of the Depository Trust Company on June 15, 2026.

This Report on Form 6-K is not a notice of redemption with respect to the Notes, and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise expressly stated in such future filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: April 30, 2026	By:	/s/ Brian C. Curry
Name: Brian C. Curry
Title: Corporate Secretary